

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2013

Via E-mail
Duncan A. Forbes, Mol. III
President, Chief Executive Officer, and Chief Financial Officer
Eurasia Design, Inc.
Quetzalcoatl 3783
Int. 1 Col. Cd del Sol C.P. 45050
Zapopan, JAL, Mexico

> **Re:** **Eurasia Design, Inc.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed December 18, 2012**
> **File No. 000-54499**

Dear Mr. Forbes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your responses to comments 26, 27 and 28 in our letter dated August 10, 2012. Please provide the information requested in those comments in your next amendment to the filing.

Description of Business, page 4

Business of Prince Mexico, page 5

Manufacturing, page 7

2.   We note your response to comment 4 in our letter dated August 10, 2012 including your disclosure that the distribution agreement was scheduled to terminate on December 31,

2012. Please update your disclosure to describe the current state of the distribution agreement. Additionally, please revise your risk factor disclosure on page 10 under the heading "If our Distribution Agreement with Prince USA expires…" to accurately describe the current state of the agreement. We may have further comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

3.   Please include a discussion and analysis of cash flows, liquidity and capital resources. The discussion should focus on the primary drivers of and other factors necessary to an understanding of cash flows and the indicative value of historical cash flows. The discussion should also identify any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that you have taken or propose to take to remedy the deficiency. Please also describe internal and external sources of liquidity. In addition, please describe any material trends in your capital resources and whether you expect any material changes in the mix and relative cost of such resources. For example, you should discuss the impact to date of the "minimum purchase requirements" in Section 3.4.1 of the Distribution Agreement and your obligation to have purchased not less than $660,000 of product from Prince in 2012 as well as the potential impact of your ability or inability to extend the term of your distribution agreement with Prince USA and your ability to raise additional capital from the issuance of equity and debt instruments or off-balance sheet arrangements. Please refer to Item 303(a)(1) and (2) of Regulation S-K.

Results of Operations for the Years Ended December 31, 2011 and 2010, page 13

4.   Please provide an analysis of the factors that caused the changes in sales, cost of sales and operating expenses. In doing so, please discuss any unusual or infrequent event or transaction or any significant economic change that materially affected the amount of reported loss from continuing operations and any known trends or uncertainties that have had or that you reasonably expect will have a material impact on revenues or loss from continuing operations. Please refer to Item 303(a)(3) of Regulation S-K.

Involvement on Certain Material Legal Proceedings during the Last Ten Years, page 17

5.   We note your response to comment 11 in our letter dated August 10, 2012 as well as the revisions you made under the heading "Legal Proceedings" on page 16 and the addition you made under this heading and reissue this comment. We note, however, that your revised disclosure does not cover the legal proceedings described in Item 401(f)(7) and only covers part of the events described in Item 401(f)(2) and (4). Please revise your disclosure accordingly.

Certain Relationships and Related Transactions, page 20

Transactions with Related Persons, page 20

6.   We note your response to comment 13 in our letter dated August 10, 2012 as well as the revisions to your disclosure. Please revise to disclose for each related person individually the information required by Item 404(a)(5) of Regulation S-K.

Exhibit 99.1

Consolidated Statements of Operations and Comprehensive Loss

7.   Please tell us your basis in GAAP for including inventory shrinkage in operating expenses as opposed to cost of sales.

Consolidated Statements of Cash Flows

8.   We reviewed your response to comment 22 in our letter dated August 10, 2012 and we re-issue part of our previous comment. Please tell us why net cash proceeds from related party loans differs from the increase in loans from related parties as presented in the consolidated balance sheets.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Lic. Laura Belen Flores